Exhibit 99.1

MAVERIX METALS ANNOUNCES RECORD FINANCIAL RESULTS FOR 2019

AND DECLARES QUARTERLY DIVIDEND

March 5, 2020, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) is pleased to announce record operating and financial results for the fourth quarter and year ended December 31, 2019.

For complete details please refer to the Financial Statements and associated Management Discussion and Analysis for the quarter and year ended December 31, 2019, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on the Company’s website (www.maverixmetals.com).

All dollar amounts are in Canadian dollars (“CAD”) unless otherwise indicated.

Full Year 2019 Financial Highlights

•	Record revenue of $44.7 million;
•	Record attributable gold equivalent ounces produced of 26,668 ounces[1] and record attributable gold equivalent ounces sold of 24,021[2];
•	Record cash flow from operating activities, excluding changes in non-cash working capital of $31.3 million[2];
•	Record cash flow from operating activities of $27.7 million;
•	Average cash cost per attributable gold equivalent ounce sold of $217, resulting in cash operating margins of $1,645 per ounce[2];
•	Adjusted net income of $9.2 million[2];
•	Net loss of $10.2 million as a result of a non-cash impairment of $18.9 million on the fixed payment agreement from the Amulsar project; and
•	On March 4, 2020, Maverix’s Board of Directors declared a quarterly cash dividend of US$0.01 per common share to be payable on or about April 15, 2020, to shareholders of record as of March 31, 2020.

Fourth Quarter Financial 2019 Highlights

•         Revenue of $13.9 million;

•         Cash flow from operating activities, excluding changes in non-cash working capital of $10.6 million2;

•         Attributable gold equivalent ounces produced of 7,817 ounces1 and attributable gold equivalent ounces sold of 7,0962;

•         Average cash cost per attributable gold equivalent ounce of $226 resulting in cash operating margins of $1,729 per ounce2;

•         Adjusted net income of $4.0 million2; and

•         Net loss of $14.9 million as a result of a non-cash impairment of $18.9 million on the Amulsar project.

Dan O’Flaherty, CEO of Maverix, commented, “Maverix had another successful year in 2019, achieving record revenue of over $44 million, an increase of 31% from 2018 and achieving the upper end of our 2019 guidance. Maverix had many significant growth milestones throughout the year as we continued to build and strengthen our royalty and streaming portfolio with our fourth major portfolio acquisition since inception, listing on the NYSE American and the TSX as well as declaring the company’s inaugural quarterly dividend. We look forward to building on this success with further value creation in 2020.”

2020 Outlook

The Company continues to expect the previously announced guidance of attributable gold equivalent ounces to be between 27,000 and 30,000 ounces2 for 2020 with approximately 99% of expected revenue to be derived from gold and silver.

The Company intends to change its presentation currency for financial reporting and other disclosure from CAD to the United States dollar (“USD”) as part of the release of its first quarter results in 2020. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded precious metals royalty and streaming companies. The Company will apply the change to USD presentation currency retrospectively and restate the comparative financial information as if the new presentation currency had always been the Company’s presentation currency. All amounts in this news release are expressed in CAD, unless identified otherwise.

Summary of Quarterly and Annual Results

	Three months ended		Year ended
(in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Statement of Income and Comprehensive Income
Royalty revenue	$8,910	$7,126	$28,922	$27,361
Sales	$4,968	$1,877	$15,810	$6,690
Total revenue	$13,878	$9,003	$44,732	$34,051
Cash flow from operating activities	$9,717	$11,081	$27,674	$22,792
Net (loss) income	$(14,925)	$1,145	$(10,178)	$2,711
Basic (loss) earnings per share	$(0.14)	$0.01	$(0.09)	$0.03
Dividends declared per share	$0.01	$0.00	$0.01	$0.00

Non-IFRS and Other Measures[2]
Adjusted net income	$3,982	$694	$9,228	$3,480
Total Attributable Gold Equivalent ounces produced[1]	7,817	5,176	26,668	21,044
Total Attributable Gold Equivalent ounces sold	7,096	5,650	24,021	20,886
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,956	$1,593	$1,862	$1,630
Average cash cost per Total Attributable Gold Equivalent ounce sold	$226	$164	$217	$162
Cash flow from operating activities, excluding changes in non-cash working capital	$10,577	$6,988	$31,336	$24,495

Dividend

The quarterly cash dividend of US$0.01 per common share will be paid to shareholders of record as of the close of business on March 31, 2020, and will be distributed on or about April 15, 2020.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by Maverix to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes. The declaration, timing, amount and payment of future dividends remains at the discretion of the Company’s Board of Directors.

1 Represents the Company’s entitlements under its royalty and stream agreements to the gold equivalent ounces of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Silver production is converted to an attributable gold equivalent ounce produced basis by multiplying the attributable silver production at the underlying operation by the LBMA Silver Price for the same respective period and then dividing by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Production figures are based on information provided by the operators of the mining operations to which the silver and gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received. Ounces produced exclude silver ounces to be delivered under the minimum required ratio of silver to actual gold production from the Company’s Moss silver stream.

2 Maverix has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per attributable gold equivalent ounce and cash operating margin. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Average cash cost per attributable gold equivalent ounce is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per ounce from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company’s royalty revenue and silver sales are converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The 2020 forecast provided herein assumes a gold price of US$1,400 per ounce, a silver price of US$16.00 per ounce and a USD to CAD exchange rate of 1.30. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Maverix and maybe subject to uncertainty. There can be no assurance that such information is complete or accurate.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets, of which 13 are currently paying. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the ticker symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director

(604) 343-6225

Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

Cautionary statements to U.S. investors

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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